Exhibit 21.1

List of Subsidiaries	Jurisdiction of Formation
Everyday Health Media, LLC	Delaware, United States
MedPage Today, LLC	New Jersey, United States
DoctorDirectory.com, LLC	Delaware, United States
Cambridge BioMarketing Group, LLC	Delaware, United States
Tea Leaves Health, LLC	Georgia, United States